1345 Avenue of the Americas, 45th Floor New York, NY 10105 212 798-6100

June 29, 2017

VIA EDGAR

Kristi Marrone

Staff Accountant, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Dear Ms. Marrone,

On behalf of New Senior Investment Group Inc. (the “Company” or “we”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 23, 2017 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 28, 2017 (the “2016 10-K”). To facilitate your review, we have reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.

Form 10-K for fiscal year ended December 31, 2016

Contractual Obligations, page 55

1.	We note your contractual obligations table includes only scheduled principal repayments. In future periodic filings, please disclose the estimated cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary; refer to footnote 46 in SEC Interpretive Release 33-8350.

In future filings, we will disclose estimated cash requirements for interest on our debt obligations, consistent with the revision set forth below of our contractual obligations table in the Form 10-K for the fiscal year ended December 31, 2016. We note that in prior filings, we determined not to include estimated cash requirements for interest since a significant portion of our debt bears interest at a floating rate and cannot therefore be quantified with certainty. As of December 31, 2016, 40.3% of our total indebtedness as of December 31, 2016 was floating rate debt, which is subject to considerable fluctuations in LIBOR rates. The use of a spot LIBOR rate to estimate cash required to pay interest may result in an estimate that is not indicative of the actual amount of interest payable. In the revised disclosure above, we have addressed this concern with the additional disclosure in footnotes B and C.

CONTRACTUAL OBLIGATIONS

As of December 31, 2016, we had the following material contractual obligations, including estimates of interest payments on our floating rate debt (dollars in thousands):

Ms. Kristi Marrone

U.S. Securities and Exchange Commission

June 29, 2017

	2017 (A)	2018	2019	2020	2021	Thereafter	Total
Principal payments	$28,044	$32,075	$31,984	$33,228	$32,025	$52,453	$209,809
Balloon payments	98,327	81,435	95,345	31,636	311,518	1,328,704	1,946,965

Subtotal	126,371	113,510	127,329	64,864	343,543	1,381,157	2,156,774
Interest (B)	82,155	76,471	76,585	72,330	54,612	107,444	469,597

Total obligations ~~(B)~~(C)	$208,526	$189,981	$203,914	$137,194	$398,155	$1,488,601	$2,626,371

(A) The debt agreement for the balloon payment includes an option for us to extend the payment to 2019.

(B) ~~These amounts include only scheduled principal repayments.~~ Estimated interest payments on floating rate debt is calculated using LIBOR rates in effect at December 31, 2016 and may not be indicative of actual payments. Actual payments may vary significantly due to LIBOR fluctuations. See Note 8 to the consolidated financial statements for further information about interest rates.

(C) Total obligations includes an estimate of interest payments on floating rate debt, see Note B above.

Summary of Significant Accounting Policies

Assets Held for Sale, page 72

2.	Please tell us whether you consider the impact of cost to sell on fair value when determining the reporting amount for long-lived assets to be disposed; refer to ASC 360-10-35-43.

We respectfully advise the Staff that we do consider the impact of cost to sell on fair value when determining the reporting amount for long-lived assets to be disposed, as it is our policy to measure assets held for sale at the lower of its carrying amount or fair value less cost to sell in accordance with ASC 360-10-35-43. In determining the cost to sell, we considered ASC 360-10-35-38, which defines costs to sell as “the incremental direct costs to transact a sale, that is, the costs that result directly from and are essential to a sale transaction and that would not have been incurred by the entity had the decision to sell not been made. Those costs include broker commissions, legal and title transfer fees, and closing costs that must be incurred before legal title can be transferred.” With respect to assets reported as held for sale in the Form 10-K for the fiscal year ended December 31, 2016, we determined that their net carrying value was lower than their fair value less cost to sell. Our conclusion is further supported by the sale of these assets at a gain of approximately $4,000,000, as noted on page 91 under Note 17. Subsequent Events. In future filings, we will clarify our disclosure as set forth below:

Assets Held for Sale

The Company classifies certain long-lived assets as held for sale once the criteria, as defined by GAAP, have been met. Assets held for sale are included in “Receivables and other assets, net” in the Consolidated Balance Sheets. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell and are no longer depreciated.

* * *

Ms. Kristi Marrone

U.S. Securities and Exchange Commission

June 29, 2017

Please contact the undersigned at (212) 478-4059 should you require further information or have any questions.

Very truly yours,

/s/ Bhairav Patel
Interim Chief Financial Officer, Chief Accounting Officer and Treasurer

cc:	Mark Rakip, Staff Accountant, U.S. Securities and Exchange Commission